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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              SINTER METALS, INC.
                           (Name of Subject Company)
                              SINTER METALS, INC.
                      (Name of Person(s) Filing Statement)
                CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)
                                   82934Q101
                     (CUSIP Number of Class of Securities)
                            ------------------------

                               JOSEPH W. CARRERAS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              SINTER METALS, INC.
                                50 PUBLIC SQUARE
                           TERMINAL TOWER, SUITE 3200
                             CLEVELAND, OHIO 44113
                                 (216) 771-6700
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)
                                With a copy to:
                           CHRISTOPHER M. KELLY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                  NORTH POINT
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Sinter Metals, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 50 Public Square, Terminal Tower, Suite 3200, Cleveland, Ohio 44113. The titles of the classes of equity securities to which this Schedule 14D-9 relates are the Class A Common Stock, par value $.001 per share, and the Class B Common Stock, par value $.001 per share, of the Company (collectively, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to a tender offer by GKN Powder Metallurgy, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of GKN Powder Metallurgy Holdings, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on May 2, 1997 (the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $37.00 per Share, net to sellers in cash, without any interest upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated May 2, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). Parent is a wholly owned subsidiary of GKN plc, a public limited liability company organized under the laws of England.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 29, 1997 (the "Merger Agreement"), among Purchaser, Parent and the Company, a copy of which is filed as Exhibit 1 to this Schedule 14D-9 and incorporated herein by reference. Pursuant to the Merger Agreement, as soon as practicable after consummation of the Offer and satisfaction of the other conditions specified in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") and become a wholly-owned subsidiary of Parent.

     All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided by Purchaser or Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

     Based on information in the Offer to Purchase, the principal executive offices of Parent and Purchaser are located at 3300 University Drive, Auburn Hills, Michigan 48326-2362.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, and incorporated herein by reference.

     (b) Except as described or referred to in the attached Exhibit 15 or set forth in this Item 3(b) of Schedule 14D-9, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) Parent, Purchaser or its executive officers, directors or affiliates.

     EMPLOYMENT AND SEVERANCE AGREEMENTS AND RELATED ARRANGEMENTS

     Carreras Employment Agreement and Related Arrangements. Effective as of April 29, 1997, the Board of Directors of the Company (the "Board"), in order to retain the services of the Company's Chairman and Chief Executive Officer in the context of a proposed change in control and the request of GKN plc, approved the execution of an employment agreement (the "Employment Agreement") with Joseph W. Carreras. A copy of the Employment Agreement is filed as Exhibit 6 to this
Schedule 14D-9 and is incorporated herein by reference. The following summary of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement.

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     The Employment Agreement will become operative only upon a change in control of the Company. A "change in control" is defined in the Employment Agreement as having occurred when: (i) the Company is merged, consolidated or reorganized into or with another corporation, and as a result of such transaction less than a majority of the combined voting stock of the Surviving Corporation is held in the aggregate by the holders of voting stock of the Company immediately prior to such transaction; (ii) the Company transfers all or substantially all of its assets to another corporation, and as a result of the such transfer less than a majority of the combined voting stock of the surviving corporation is held in the aggregate by the holders of voting stock of the Company immediately prior to such transaction, (iii) a Schedule 13D or Schedule 14D-1 is filed with the Commission disclosing that any person has become the beneficial owner of securities representing 20% or more of the combined voting power of the voting stock of the Company; or (iv) within any two-year period, a majority of the directors of the Company at the beginning of such period (not including persons approved by at least two-thirds of the directors of the Company still in office who were directors of the Company at the beginning of such period) cease to be directors of the Company.

     Under the Employment Agreement, Mr. Carreras will continue to offer employment to Mr. Carreras for a period of three years following a change in control (the "Employment Period"). Mr. Carreras will be entitled to severance pay if he is terminated by the Company during the Employment Period for any reason other than "cause" (as defined in the Employment Agreement) or if Mr. Carreras terminates his own employment for, among other reasons, (i) a material reduction in duties, responsibilities or compensation, (ii) a relocation of his principal work location more than 25 miles from the location thereof immediately prior to the change in control, or (iii) any reason or without reason during the one-year period commencing upon a change in control.

     If Mr. Carreras is terminated or resigns with the right to receive severance pay under the Employment Agreement, that severance pay will include
(i) a lump-sum payment $1,240,000, which equals the sum of two times his 1997 salary and his 1996 non-salary incentive compensation, and (ii) health and welfare benefits for a period of two years. The Employment Agreement stipulates that payments and benefits available to Mr. Carreras will be increased by an amount such that after the payment of all income and excise taxes, Mr. Carreras will be in the same after-tax position as if no excise tax under Section 4999 of the Internal Revenue Code had been imposed. In addition to the severance pay described above, the Company will also use its reasonable best efforts to assign to Mr. Carreras its rights under the Company's lease for its executive offices in Cleveland, Ohio, as well as all the leased office equipment used at that location.

     The Employment Agreement also contains a non-compete provision, which prohibits Mr. Carreras from certain activities in the business of any company engaged in the powder metallurgy business for a period ending at the later of
(i) three years following a change in control, or (ii) one year following termination of his employment in the Company, in either case, provided he is receiving the severance benefits provided by the Employment Agreement.

     On April 29, 1997, Mr. Carreras also delivered a letter (the "Letter") to Parent whereby he indicated his present intent to remain employed by the Company for three months following an acquisition of the Company by Parent. A copy of the Letter is filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference.

     On April 29, 1997, the Company and Mr. Carreras also entered into an option agreement relating to the office space in Cleveland, Ohio presently used as the Company's executive offices (the "Option Agreement"). A copy of the Option Agreement is filed as Exhibit 14 to this Schedule 14D-9 and is incorporated herein by reference. The Option Agreement provides that Mr. Carreras, after September 1, 1997, upon any termination of his employment with the Company may exercise an option to acquire by assignment all of the Company's right, title and interest in and to its lease with Terminal Investments, Inc. for such office space.

     Executive and Key Employee Severance Agreements. At its April 29, 1997 meeting, in order to retain the services of certain of the Company's Executives and other key employees in the context of a proposed change in control, the Board also approved the execution of change-in-control severance agreements (the "Severance Agreements") with four of the Company's executives (each, an "Executive") and seven of the Company's

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other key employees (each, a "Key Employee"). Forms of the severance agreement with the Executives (the "Executive Agreement") and with the key employees (the "Key Employee Agreement", and together with the Executive Agreement, the "Severance Agreements") are filed as Exhibits 7 and 8, respectively, to this
Schedule 14D-9 and are incorporated herein by reference. The following summary of the Severance Agreements does not purport to be complete and is qualified in its entirety by reference to the Agreements.

     The Severance Agreements will become operative only upon a change in control of the Company. The definition of change in control in the Severance Agreements is substantially the same definition as that used in the Employment Agreement for Mr. Carreras described above. Under the Severance Agreements, the Executives and Key Employees will be entitled to severance pay if, during the period commencing upon the change in control and ending upon the earliest to occur of (i) the death of the Executive or Key Employee, (ii) the Executive's or Key Employee's attainment of age 65, or (iii) the end of the period commencing upon the change in control and ending after the completion of (A) two years in the case of Executives, or (B) thirty months in the case of Key Employees (the "Severance Period"). If an Executive or Key Employee is terminated by the Company during the Severance Period for any reason other than "cause" (as defined in the Severance Agreements) or if an Executive or Key Employee terminates his own employment for, among other reasons, (i) a material reduction in duties, responsibilities or compensation, (ii) a relocation of his principal work location more than 25 miles from the location thereof immediately prior to the change in control, or (iii) if Mr. Carreras is Chief Executive Officer at the time of a change in control, any reason or without reason during the 30-day period commencing upon the termination or resignation of Mr. Carreras during the one-year period following the change in control.

     If an Executive or Key Employee is terminated or resigns with the right to receive severance pay under the Severance Agreements, that severance pay will include (i) a lump-sum payment of (A) in the case of an Executive, two times the sum of his 1997 salary and 1996 non-salary incentive compensation and (B) in the case of a Key Employee, one and one-half times the sum of his or her 1997 salary and 1996 non-salary incentive compensation, and (ii) health and welfare benefits for a period of (A) in the case of an Executive, two years or (B) in the case of a Key Employee, 18 months. Pursuant to the Severance Agreements, Michael T. Kestner and Donald L. LeVault are entitled to receive lump-sum payments totaling $490,000 and $442,500, respectively. The maximum aggregate lump-sum payments required to be made by the Company pursuant to the Employment Agreements and the Severance Agreement total $3,538,845. The Severance Agreements stipulate that payments and benefits available to Executives and Key Employees will be increased by an amount such that after the payment of all income and excise taxes, the Executive or Key Employee will be in the same after-tax position as if no excise tax under Section 4999 of the Internal Revenue Code had been imposed.

     The Severance Agreements also contain a non-compete provision that prohibits an Executive or Key Employee from certain activities in the business of any company engaged in the powder metallurgy business for a period ending at the later of (i) three years following a change in control, or (ii) one year following termination of his employment with the Company, in either case, provided that such Executive or Key Employee is receiving the severance benefits provided by the Severance Agreements.

     Non-Employee Director Waivers. In connection with the meeting of the Board held on April 29, 1997, the non-employee directors of the Board signed individual waivers (the "Non-Employee Director Waivers") giving up their right to receive awards under the Company's 1997 Stock Option Plan for Non-Employee Directors (the "Option Plan") , which is scheduled for a stockholder vote at the Company's Annual Meeting of Shareholders to be held on May 15, 1997. A copy of the form of Non-Employee Director Waiver is filed as Exhibit 12 to this Schedule 14D-9 and is incorporated herein by reference.

THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

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     The Offer.  The Merger Agreement provides for the commencement of the
Offer. Parent and the Purchaser have expressly reserved the right to modify the terms of the Offer and to waive any condition of the Offer, but without the prior written consent of the Company, the Purchaser has agreed not to (i) waive the condition that there shall have been validly tendered (and not withdrawn) that number of Shares which would represent at least a majority of the outstanding Shares or a fully diluted basis (the "Minimum Condition"), (ii) reduce the number of Shares subject to the Offer, (iii) reduce the price per Share to be paid pursuant to the Offer, (iv) extend the Offer, if all of the Offer conditions are satisfied or waived, (v) change the form of consideration payable in the Offer, (vi) amend or modify any term or condition of the Offer (including the conditions described in --"Conditions to the Offer" set forth below) in any manner adverse to the holders of Shares, or (vii) impose additional conditions to the Offer other than such conditions as are required by applicable laws. Notwithstanding the foregoing, the Purchaser may, in its sole discretion without the consent of the Company, extend the Offer at any time and from time to time (A) if at the then scheduled expiration date of the Offer any of the conditions to the Purchaser's obligation to accept for payment and pay for Shares shall not have been satisfied or waived; (B) for any period required by any rule, regulation, interpretation or position of the Commission or its staff applicable to the Offer; (C) for any period required by applicable law; and (D) if all Offer conditions are satisfied or waived but the number of Shares tendered is less than 90% of the then outstanding number of Shares, for an aggregate period of not more than 20 business days (for all such extensions under this clause (D)) beyond the latest expiration date that would be permitted under clause (A), (B) or (C) of this sentence. So long as the Merger Agreement is in effect and the Offer conditions have not been satisfied or waived, at the request of the Company, the Purchaser will, and Parent will cause the Purchaser to, extend the Offer for an aggregate period of not more than five business days (for all such extensions) beyond the originally scheduled expiration date of the Offer. Such period of five business days shall include any grace period contemplated by the condition to the Offer described in paragraph (d) of -- "Conditions to the Offer" that extends beyond the otherwise scheduled expiration date of the Offer.

     Conditions of the Offer. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or pay for, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, any Shares not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Shares unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least a majority of the outstanding Shares on a fully diluted basis (collectively, the "Minimum Condition") and (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exist or shall occur and remain in effect:

          (a) a court of competent jurisdiction or other United States Governmental Entity shall have issued an order, judgment, decree or ruling on the merits in connection with an action, suit or proceeding brought by any United States Governmental Entity (i) which challenges or seeks to restrict the acquisition by Parent or Purchaser (or any of their affiliates or Subsidiaries) of Shares pursuant to the Offer or seeks to restrain or prohibit the consummation of the Offer or the Merger, or obtain damages in connection therewith (ii) which seeks to make the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal;
     (iii) which seeks to impose material limitations on the ability of Parent, Purchaser, the Surviving Corporation or any of their respective affiliates or Subsidiaries effectively to acquire, operate or hold, or to require Parent, Purchaser or the Surviving Corporation or any of their respective affiliates or Subsidiaries to dispose of or hold separate, any material portion of their assets or business or the Company's assets or business or
     (iv) which seeks to impose material limitations on the ability of Parent, Purchaser or their affiliates or subsidiaries to exercise full rights of ownership of the Shares purchased by it, including, without limitation, the right to vote the shares purchased by it on all matters properly presented to the stockholders of the Company; or

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          (b) there shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger, by any Governmental Entity, any Law or there shall have been issued any injunction resulting in any of the consequences referred to in subsection (a) above; or

          (c) the Merger Agreement shall have been terminated in accordance with its terms; or

          (d) (i) the representations and warranties made by the Company in the Merger Agreement (without giving effect to any materiality limitations contained therein) shall not be true and correct as of the date of consummation of the Offer as though made on and as of that date (other than representations and warranties made as of a specified date) except for any breach or breaches which, in the aggregate, would not have a Material Adverse Effect or (ii) the Company shall have breached or failed to comply in any material respect with any of its obligations under this Agreement and, with respect to any such failure that can be remedied, the failure is not remedied within five business days after Parent has furnished the Company with written notice of such failure; or

          (e) any person (other than Parent, Purchaser or one or more of their affiliates or Subsidiaries) shall have entered into an agreement in principle or definitive agreement with the Company with respect to a tender or exchange offer for any Shares, or a merger, consolidation or other business combination with or involving the Company; or

          (f) the Board of Directors shall have modified or amended its recommendation of the Offer or the Merger in any manner adverse to Parent or Purchaser or shall have withdrawn its recommendation of the Offer or the Merger or shall have recommended acceptance of any Alternative Proposal or shall have resolved to do so; or

          (g) since the date of the Merger Agreement, any change shall have occurred which, individually or in the aggregate, has had, or would have, a Material Adverse Effect; or

          (h) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over the counter market in the United States, or in the London Stock Exchange for a period in excess of ten consecutive trading hours, (ii) a declaration of any banking moratorium by any United Kingdom or United States federal or state authorities or any suspension of payments in respect of banks, by any such authorities or (iii) a commencement of a war, armed hostilities or any other international or national calamity directly or indirectly involving the United States, the United Kingdom or Germany, other than any war, armed hostilities or other international calamity involving the former Yugoslavia, which is reasonably expected to have a Material Adverse Effect or to materially adversely affect Parent or Purchaser's ability to complete the Offer or the Merger.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances (including any action or inaction by Parent or the Company) giving rise to any such condition and, except for the Minimum Condition, may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

     Consideration to be Paid in the Merger. The Merger Agreement provides that, upon the terms (but subject to the conditions) set forth in the Merger Agreement, the Purchaser will be merged with and into the Company and the separate existence of the Purchaser will cease, and the Company shall be the Surviving Corporation and shall be a wholly-owned subsidiary of the Parent. In the Merger, each share of common stock, $.01 par value per share, of the Purchaser outstanding immediately prior to the time of filing of a certificate of merger relating to the Merger with the Secretary of State of the State of Delaware, or such later time as is agreed by the parties (the "Effective Time"), shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of Common Stock, $.01 par value per share, of the Surviving Corporation. In the Merger, each Share issued and outstanding immediately prior to the Effective Time

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(other than Shares owned by Parent or the Purchaser or held by the Company, all of which shall be cancelled, and Shares held by stockholders, if any, who perfect appraisal rights under Delaware law) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the $37.00 per share in cash (the "Merger Consideration"), without interest. The Merger Agreement provides that (subject to the provisions of the Merger Agreement) the closing of the Merger shall occur as soon as practicable following the satisfaction or, to the extent permitted under the Merger Agreement, waiver, of the conditions to the Merger set forth in Article 9 of the Merger Agreement.

     Treatment of Stock Options. The Merger Agreement provides that all Options outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer under any of the Company's stock option plans, whether or not then exercisable, shall be acquired by the Company at the Effective Time for a cash payment by the Company, for each Share subject to an Option, of an amount equal to the excess of the Merger Consideration over the per share exercise price of such Option without interest.

     Board Representation. The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, as will give Parent representation on the Board of Directors equal to the product of (i) the number of directors on the Board of Directors and (ii) the percentage that the number of Shares purchased by the Purchaser or Parent or any affiliate bears to the aggregate number of Shares outstanding, and the Company will, upon request by Parent, promptly increase the size of the Board of Directors and/or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board of Directors and will cause Parent's designees to be so elected. At the request of Parent, the Company will use its reasonable best efforts to cause such individuals designated by Parent to constitute the same percentage of (i) each committee of the Board of Directors, (ii) the board of directors of each subsidiary of the Company and (iii) the committees of each such board of directors. The Company's obligations to appoint designees to the Board of Directors are subject to Section 14(f) of the Exchange Act. The parties have agreed to use their respective reasonable best efforts to ensure that at least two of the members of the Board of Directors shall at all times prior to the Effective Time be Continuing Directors.

     Stockholder Meeting. The Merger Agreement provides that, if required by applicable law, the Company, acting through the Board of Directors, shall (i) call a meeting of its stockholders (the "Stockholder Meeting") for the purpose of voting on the Merger, (ii) hold the Stockholder Meeting as soon as practicable after the purchase of Shares pursuant to the Offer and (iii) subject to its fiduciary duties under applicable law as advised by outside counsel, recommend to its stockholders the approval of the Merger. At the Stockholder Meeting, Parent shall cause all the Shares then owned by Parent, the Purchaser and any of their subsidiaries or affiliates to be voted in favor of the Merger. The Merger Agreement provides that, notwithstanding the foregoing, if the Purchaser, or any other direct or indirect subsidiary of Parent, shall acquire at least 90 percent of the outstanding Shares, the parties thereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of stockholders of the Company, in accordance with Section 253 of the Delaware Law.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to (i) the due incorporation, existence and, subject to certain limitations, the qualification, good standing, corporate power and authority of the Company and its subsidiaries; (ii) the due authorization, execution, and delivery of the Merger Agreement and certain ancillary documents executed in connection therewith and the consummation of transactions contemplated thereby, and the validity and enforceability thereof; (iii) subject to certain exceptions and limitations, the compliance by the Company and its subsidiaries with all applicable foreign, federal, state or local laws, statutes, ordinances, rules, regulations, orders, judgments, rulings and decrees ("Laws") of any foreign, federal, state or local judicial, legislative, executive, administrative or regulatory body or authority, or any court, arbitration, board or tribunal ("Governmental Entity");
(iv) the capitalization of the Company, including the number of shares of capital stock of the Company outstanding, the number of shares reserved for issuance on the exercise of options and similar rights to purchase shares; (v) the identity, ownership (subject to certain exceptions and limitations) and capitalization of each of the Company's subsidiaries and ownership by the Company and its subsidiaries of interests or investments in

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entities other than subsidiaries of the Company or its subsidiaries; (vi)
subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation by the Company of the Merger and the absence of any violations, breaches or defaults which would result from compliance by the Company with any provision of the Merger Agreement; (vii) compliance with the Securities Act of 1933 (the "Securities Act") and the Exchange Act, in connection with each registration statement, report, proxy statement or information statement (as defined under the Exchange Act) prepared by it since October 1, 1994, each in the form (including exhibits and any amendments thereto) filed with the Commission and the financial statements included therein filed by the Company with the Commission, the Schedule 14D-9 and the information statement, if any, filed by the Company in connection with the Offer pursuant to Rule 14f-1 under the Exchange Act; (viii) subject to certain exceptions and limitations, the absence of pending or (to the knowledge of the Company) threatened claims, actions, suits, proceedings, arbitrations, investigations or audits (collectively, "Litigation") against the Company which, except as provided below, would have a material adverse effect on the business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, or the ability of the Company and its subsidiaries to conduct their business after the Effective Time consistent with the manner currently conducted ("Material Adverse Effect") and the absence of product recalls or post-sale warnings concerning any products sold by the Company and its subsidiaries; (ix) the absence of certain changes or effects since December 31, 1996; (x) certain tax matters; (xi) certain employee benefit and ERISA matters; (xii) certain labor and employment matters; (xiii) certain brokerage fees in connection with the transactions contemplated by the Merger Agreement; (xiv) subject to certain exceptions and limitations, the possession by the Company and its subsidiaries of necessary licenses, permits, certificates, approvals and authorizations; (xv) certain environmental matters;
(xvi) subject to certain exceptions and limitations, title to assets; (xvii) material contracts of the Company and its subsidiaries; (xviii) the required vote of stockholders of the Company with respect to the transactions contemplated by the Merger Agreement; and (xix) intellectual property rights. For purposes of the Merger Agreement, the definition of "Material Adverse Effect" shall not include any material adverse effect resulting from work stoppages in the U.S. auto industry or any material adverse effect arising from any threatened or actual termination of the business relationships of the Company and its subsidiaries with any of their customers or suppliers that commences after the public announcement of the transactions contemplated by the Merger Agreement.

     Parent and the Purchaser have also made certain representations and warranties, including with respect to (i) the due incorporation, existence, good standing and, subject to certain limitations, corporate power and authority of Parent and the Purchaser; (ii) the due authorization, execution and delivery of the Merger Agreement and certain ancillary documents executed in connection therewith and the consummation of transactions contemplated thereby, and the validity and enforceability thereof; (iii) the accuracy and the adequacy of the information contained in the documents pursuant to which the Offer is being made, the Schedule 14D-1 required to be filed with the Commission, and any amendment or supplement to any of the foregoing and the accuracy of the information provided by Parent and the Purchaser for inclusion in the Schedule 14D-9; (iv) subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation by Parent and the Purchaser, and the absence of any violations, breaches or defaults which would result from compliance by Parent and the Purchaser with any provision of the Merger Agreement; and (v) the sufficiency of funds available to Parent and the Purchaser for the consummation of the Offer and the Merger.

     Conduct of Business Pending Merger. The Company has agreed that, from the date of the Merger Agreement to the Effective Time, with certain exceptions, unless Parent has consented in writing thereto, the Company will, and will cause each of its subsidiaries to: (i) conduct its operations according to its usual, regular and ordinary course of business consistent with past practice; (ii) use its reasonable best efforts to preserve intact their business organizations, maintain in effect all existing qualifications, licenses, permits, approvals and other authorizations, keep available the services of their officers and employees and maintain satisfactory relationships with those persons having business relationships with them; (iii) promptly upon the discovery thereof notify Parent of the existence of any breach of any representation or warranty contained in the Merger Agreement (or, in the case of any representation and warranty that makes no reference to Material Adverse Effect, any breach of such representation and warranty in any material respect) or the occurrence of any event that would cause any representation or warranty contained in the Merger Agreement no longer to be true and correct (or in the case of any representation and warranty that makes no reference to Material Adverse Effect, to no longer be true and correct in any material respect); and (iv) promptly deliver to the Purchaser true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement, any internal monthly reports prepared for or delivered to the Board of Directors after the date of the Merger Agreement and monthly financial statements for the Company and its subsidiaries for and as of each month end subsequent to the date of the Merger Agreement.

     The Company has agreed that, from the date of the Merger Agreement to the Effective Time, with certain exceptions, unless Parent has consented in writing thereto, the Company shall not, and shall not permit any of its Subsidiaries to:
(i) amend its Certificate of Incorporation or Bylaws or comparable governing instruments; (ii) issue, sell, pledge or register for issuance or sale any shares of its capital stock or other ownership interest in the Company (other than issuances of shares of Common Stock in respect of any exercise of Options outstanding on the date of the Merger Agreement and disclosed to Parent) or any of the subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest, or convertible or exchangeable securities; or accelerate any right to convert or exchange or acquire any securities of the Company or any of its subsidiaries for any such shares or ownership interest; (iii) effect any stock split or conversion of its capital stock or otherwise change its capitalization as it exists on the date of the Merger Agreement other than as set forth in the Merger Agreement or the Stockholder Agreements; (iv) grant, confer or award any option, warrant, convertible security or other right to acquire any shares of its capital stock or take any action, other than as set forth in the Merger Agreement, to cause to be exercisable any otherwise unexercisable option under any existing stock option plan; (v) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests (other than such payments by a wholly-owned subsidiary); (vi) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its subsidiaries;
(vii) sell, lease or otherwise dispose of any of its assets (including capital stock of subsidiaries), except in the ordinary course of business, none of which dispositions individually or in the aggregate will be material; (viii) settle or compromise any pending or threatened Litigation, other than settlements which involve solely the payment of money (without admission of liability) not to exceed $250,000 in any one case; (ix) acquire by merger, purchase or any other manner, any business or entity or otherwise acquire any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except for purchases of inventory, supplies or capital equipment in the ordinary course of business consistent with past practice; (x) incur or assume any long-term or short-term debt, except for working capital purposes in the ordinary course of business under the Company's existing credit agreement; (xi) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly-owned subsidiaries of the Company; (xii) make or forgive any loans, advances or capital contributions to, or investments in, any other person; (xiii) make any tax election or settle any tax liability; (xiv) waive or amend any term or condition of any confidentiality or "standstill" agreement to which the Company is a party; (xv) grant any stock related or performance awards; (xvi) enter into any new employment, severance, consulting or salary continuation agreements with any newly hired employees other than in the ordinary course of business or enter into any of the foregoing with any existing officers, directors or employees or grant any increases in compensation or benefits to employees other than increases in the ordinary course of business;
(xvii) adopt or amend in any material respect or terminate any employee benefit plan or arrangement; (xviii) amend in any material respect or terminate any employment agreement or severance agreement entered into between the Company and certain of its officers and employees within the five business days immediately prior to the date of the Merger Agreement or waive any right of the Company thereunder; (xix) make any material changes in the type or amount of their insurance coverage or permit any insurance policy naming the Company or any subsidiary as a beneficiary or a loss payee to be cancelled or terminated other than in the ordinary course of business; (xx) make any capital expenditures in the aggregate for the Company and its subsidiaries in excess of amounts reflected in the analysts' report for the Company prepared by Morgan Stanley, dated April 10, 1997 or otherwise acquire assets not in the ordinary course of business; (xxi) except in certain circumstances and with prior written notice to Parent, change any material accounting principles or practices used by the Company or its subsidiaries; (xxii) except in certain circumstances, enter into any contracts for Derivatives; (xxiii) waive, relinquish, release or terminate any right or claim, including any such right or claim under any material contract, or permit any rights of material value to use any intellectual property to lapse or be forfeited except, in each case, in the ordinary course of business consistent with the past practice of the Company;
(xxiv) take any action to cause the Shares to be delisted from the NYSE prior to the completion of the Offer or the Merger; or (xxv) agree in writing or otherwise to take any of the foregoing actions.

     Conditions to the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions: (i) if approval of the Merger Agreement and the Merger by the holders of Shares is required by applicable law, the Merger Agreement and the Merger shall have been approved by the requisite vote of such holders; and (ii) there shall not have been issued any injunction or issued or enacted any Law which prohibits or has the effect of prohibiting the consummation of the Merger or makes such consummation illegal.

     The obligations of Parent and the Purchaser to effect the Merger shall be further subject to the satisfaction or waiver on or prior to the Effective Time of the condition that the Purchaser shall have accepted for payment and paid for Shares tendered pursuant to the Offer, provided that the condition will be deemed satisfied if the Purchaser's failure to accept for payment and pay for such Shares has been the cause of or resulted in the failure of such condition.

     Access to Information. Under the Merger Agreement, from the date of the Merger Agreement to the Effective Time, the Company shall, and shall cause its subsidiaries to, (i) give Parent and its authorized representatives reasonable access to all books, records, personnel, offices and other facilities and properties of the Company and its subsidiaries and their accountants and accountants' work papers, (ii) permit the Parent to make such copies and inspections thereof as the Parent may reasonably request and (iii) furnish the Parent with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Parent may from time to time reasonably request; provided, however, that no investigation or information furnished pursuant to the Merger Agreement shall affect any representations or warranties made by the Company therein or the conditions to the obligations of Parent to consummate the transactions contemplated thereby.

     No Solicitation. The Company has agreed in the Merger Agreement that neither it nor any of its subsidiaries, nor any of their respective officers, directors, employees, representatives, agents, affiliates or representatives, shall, directly or indirectly, solicit, initiate or participate in or knowingly encourage, in any way any discussions or negotiations with, or provide any information to, or afford any access to the properties, books or records of the Company or any of its subsidiaries to, or otherwise assist, facilitate or knowingly encourage, any corporation, partnership, person or other entity or group (other than Parent or any affiliate or associate of Parent) with respect to any tender offer, merger, consolidation, business combination, liquidation, reorganization, sale of significant assets, sale of shares of capital stock or similar transactions involving the Company or any subsidiary or any division of any thereof (an "Alternative Proposal"), and shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted theretofore with respect to any of the foregoing; provided, however, that nothing contained in the Merger Agreement shall prohibit the Company or the Board of Directors from (i) complying with Rule 14d-9 or 14e-2(a) promulgated under the Exchange Act or (ii) prior to the acceptance for payment of Shares by Purchaser pursuant to the Offer, providing information (pursuant to a confidentiality agreement in reasonably customary form) to, or engaging in any negotiation or discussions with, any person or entity who has made an unsolicited bona fide Alternative Proposal which the Board of Directors in good faith determines that it is required to consider in the exercise of its fiduciary duties to the Company's stockholders imposed by law. The Company is required to promptly notify the Purchaser in writing if any such information is requested from the Company, if any such negotiations or discussions are sought to be initiated with the Company or if any party makes an Alternative Proposal, including the identity of the person or group requesting such information, proposing to engage in such negotiations or discussions or making such Alternative Proposal, the material terms and conditions of any Alternative Proposals and any subsequent developments with respect thereto. The terms of any confidentiality agreement entered into by the Company and such a third party shall not be more favorable to or less restrictive on such third party as the terms which apply to GKN plc. under the terms of the Confidentiality Agreement.

     Fees and Expenses. Except as provided in the Merger Agreement, whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses.

     The Merger Agreement provides that, the Company will pay to the Purchaser the amount of $12 million (the "Commitment Amount") as compensation to Parent and its affiliates for incurring the costs and expenses related to the Offer and the Merger and for their foregoing other opportunities, under the following circumstances: (i) the Company terminates the Merger Agreement because of an Alternative Proposal which the Board of Directors in good faith determines represents a superior transaction for the stockholders of the Company as compared to the Offer and the Merger and the Board of Directors determines, after consultation with Jones, Day, Reavis & Pogue and Morgan Stanley, it is required by its fiduciary duties to the Company's stockholders imposed by law to terminate the Merger Agreement, provided however, that such termination right would be unavailable the Company materially breached its obligations under its no-solicitation covenant or failed to pay any required termination fee or failed to provide at least three business days prior written notice of its intent to terminate the Merger Agreement; (ii) Parent terminates the Merger Agreement (x) because the Board of Directors failed to recommend, or withdraws, modifies or amends in any manner adverse to the Purchaser or Parent, its approval or recommendation of the Offer or the Merger, or recommended acceptance of any Alternative Proposal, or resolved to do any of the foregoing (unless the foregoing occurred solely as a result of the Parent's willful breach in any material respect of its representations, warranties or obligations under the Merger Agreement) or (y) the Offer terminates or expires and the Purchaser has not purchased any Shares pursuant thereto because of the Company's willful breach of its representations and warranties set forth in the Merger Agreement; or (iii) if the Offer terminates or expires and Purchaser has not purchased any shares pursuant thereto at a time when the Minimum Condition shall not have been satisfied (x) prior to the time the Merger Agreement is terminated, an Alternative Proposal shall have been publicly announced by a party other than the Purchaser or shall have been publicly known and (y) within nine months after terminating the Merger Agreement, such party or any affiliate thereof whether alone or as part of a "group" (as defined in the Exchange Act) acquires a majority of the outstanding Shares.

     The Company has agreed that under those circumstances where it is obligated to pay the Commitment Amount to Purchaser it also will reimburse Parent and its affiliates for their reasonable out-of-pocket expenses, not to exceeed $4 million in the aggregate, incurred in connection with or arising out of the Offer and the Merger (including amounts paid or payable to banks and investment bankers, fees and expenses of counsel, accountants and consultants, and printing expenses) regardless of when those expenses are incurred (collectively, the "Expenses"). The Company also has agreed to reimburse Parent and its affiliates for up to $4 million of expenses if Parent terminates the Merger Agreement because the Offer terminates or expires and the Purchaser has not purchased any Shares pursuant thereto because of the Company's non-willful breach of its representations and warranties set forth in the Merger Agreement. The Purchaser has agreed to reimburse the Company and its affiliates for up to $4 million in expenses if Parent terminates the Merger Agreement because the Offer terminates or expires and the Purchaser has not purchased any Shares pursuant to the Offer on the basis that any changes shall have occurred since the date of the Merger Agreement which, individually or in the aggregate, have had, or would have, a Material Adverse Effect, and such termination constitutes a willful breach of the Purchaser's obligations under the Merger Agreement. The Merger Agreement provides that if either the Company or the Purchaser fails to pay, in the case of the Company, the Commitment Amount or the expenses described above, and, in the case of the Purchaser, the expenses described above, such party will pay to the other party all costs and expenses incurred by it in collecting such amounts, together with interest on those amounts at Chemical Bank's prime rate.

     Other Agreements. The Merger Agreement provides that, subject to the terms and conditions provided in the Merger Agreement, the Company, Parent and the Purchaser shall: (a) cooperate with one another in (i) determining which regulatory filings are required or permitted to be made prior to the Effective Time with, and which consents, approvals, permits, authorizations or waivers are required or permitted to be obtained prior to the Effective Time from, Governmental Entities or other third parties in connection with the execution and delivery of the Merger Agreement and certain other ancillary documents and the consummation of the transactions contemplated thereby and (ii) timely making all such regulatory filings and timely seeking all such consents, approvals, permits, authorizations and waivers; and (b) use their reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by the Merger Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of the Merger Agreement, the proper officers and directors of Parent and the Surviving Corporation shall take all such necessary action.

     Credit Agreement. The Merger Agreement provides that the Company shall use its reasonable best efforts to obtain waivers or consents from its lenders pursuant to an Amended and Restated Credit Agreement, dated as of April 23, 1997, among the Company, certain of its subsidiaries, the lenders named therein, NBD Bank and Salomon Brothers Inc (the "Credit Agreement") necessary so that the consummation of the Merger will not result in an event of default or otherwise permit termination of the Credit Agreement or the acceleration of the Company's obligations thereunder, but that any failure by the Company to obtain such waivers, approvals or consents shall not constitute a breach of covenant by the Company under the Merger Agreement or result in any liability by the Company to the Purchaser or Parent. The Company has made certain representations and warranties with respect to the ability of the Company to terminate the Credit Agreement without any prepayment fees or penalties, other than customary LIBOR breakage costs.

     Conversion of Shares of Class B Common Stock. The Merger Agreement provides that the Company shall convert all shares of Class B Common Stock purchased by the Purchaser pursuant to the Offer into shares of Class A Common Stock immediately upon delivery to the Company of the certificates representing such shares and the notice required under the Merger Agreement, and the Company has represented and warranted that, upon such conversion, the Purchaser shall have the same rights with respect to Shares it owns of Class A Common Stock, including voting rights, as those of holders of Class A Common Stock as of the date of the Merger Agreement.

     Real Property Transfer Taxes. The Merger Agreement provides that any liability for real property transfer taxes, real property gains taxes or similar taxes imposed with respect to the property of the Company by any state, local or foreign taxing authority with respect to the Offer and the Merger shall be paid or caused to be paid by the Purchaser.

     Termination. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time notwithstanding approval thereof by the stockholders of the Company, but prior to the Effective Time:

          (a) by mutual written consent of Parent and the Board (the latter being effected by a majority of the Continuing Directors if such consent occurs following the election or appointment of Parent's designees to the Board of Directors);

          (b) by the Company, if the Purchaser shall have failed to commence the Offer within five business days after the date of the Merger Agreement;

          (c) by the Company, if Parent or the Purchaser materially breaches any of their respective representations or warranties or covenants contained in the Merger Agreement and, with respect to any breach that can be remedied, the breach is not remedied within five business days after the Company has furnished the Parent or the Purchaser with written notice of such failure;

          (d) by the Purchaser or the Company:

             (i) if the Effective Time shall not have occurred on or before October 31, 1997 (provided that the right to terminate the Merger Agreement pursuant to this clause (i) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date);

             (ii) if there shall be any statute, law, rule or regulation that makes consummation of the Offer or the Merger illegal or prohibited or if any court of competent jurisdiction or other Governmental Entity shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Offer or Merger and such order, judgment, decree, ruling or other action shall have become final and non-appealable; or

             (iii) if the Offer terminates or expires on account of the failure of any condition specified in "Condition to the Offer" set forth below without the Purchaser having purchased any Shares thereunder (provided that the right to terminate the Merger Agreement pursuant to this clause
        (iii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of any such condition);

          (e) by the Company at any time prior to the acceptance for payment of Shares pursuant to the Offer, if there is an Alternative Proposal which the Board of Directors in good faith determines represents a superior transaction for the stockholders of the Company as compared to the Offer and the Merger, and the Board of Directors determines, after consultation with Jones, Day, Reavis & Pogue and Morgan Stanley, that it is required by fiduciary duties to the Company's stockholders to terminate the Merger Agreement provided, however, that the right to terminate the Merger Agreement in such event shall not be available (i) if the Company has breached in any material respect its obligations not to solicit Alternative Proposals, or (ii) if, prior to or concurrently with any purported termination pursuant to this subsection (e), the Company shall not have paid the Commitment Amount and the Expenses, if applicable, or (iii) if the Company has not provided Parent and the Purchaser with at least three business days' prior written notice of its intent to so terminate the Merger Agreement together with a summary of the material terms and conditions of the Alternative Proposal; and

          (f) by Parent, if the Board of Directors shall have failed to recommend, or shall have withdrawn, modified or amended in any manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer or the Merger or shall have recommended acceptance of any Alternative Proposal, or shall have resolved to do any of the foregoing.

     Insurance; Indemnification. The Merger Agreement provides that Parent will cause the Surviving Corporation to purchase a three-year pre-paid noncancellable directors and officers insurance policy covering the current and all former directors and officers of the Company with respect to acts or failures to act prior to the Effective Time, in a single aggregate amount over the three-year period equal to the policy limit for the Company's current directors and officers insurance policy (the "Current Policy"). If such insurance is not obtainable at an annual cost per covered year not in excess of the annual premium paid by the Company for the Current Policy (the "Cap") times 1.5, then Parent will cause the Surviving Corporation to purchase policies providing at least the same coverage as the Current Policy and containing terms and conditions no less advantageous to the current and former directors and officers of the Company than the Current Policy with respect to acts or failures to act prior to the Effective Time; provided, however, that Parent and the Surviving Corporation shall not be required to obtain policies providing such coverage except to the extent that such coverage can be provided at an annual cost of no greater than the Cap; and, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Parent or the Surviving Corporation shall be required to obtain only as much coverage as can be obtained by paying an annual premium equal to the Cap.

     Parent has also agreed to cause the Surviving Corporation to keep in effect in its By-Laws provisions for a period of not less than six years from the Effective Time (or, in the case of matters occurring prior to the Effective Time which have not been resolved prior to the sixth anniversary of the Effective Time, until such matters are finally resolved) which provide for exculpation of director and officer liability and indemnification (and advancement of expenses related thereto) of the past and present officers and directors of the Company to the fullest extent permitted by the Delaware Law which provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enhance the rights of past or present officers or directors to indemnification or advancement of expenses.

     The Merger Agreement provides that, from and after the Effective Time, Parent shall indemnify and hold harmless, to the fullest extent permitted under applicable law, each person who is, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any subsidiary against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement (collectively, "Losses") in connection with any litigation arising before or after the Effective Time out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, which acts or omissions occurred or existed prior to the Effective Time.

     If the Merger is consummated, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless Parent and any person or entity who was a stockholder, officer, director or affiliate of Parent prior to the Effective Time against any Losses in connection with any Litigation arising out of or pertaining to any of the transactions contemplated by the Merger Agreement or certain ancillary documents relating thereto. Parent is required to periodically advance expenses as incurred with respect to the foregoing to the fullest extent permitted under applicable law provided that the person to whom the expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such person is not entitled to indemnification.

     The Surviving Corporation will control the defense, through its counsel, of any action brought against any person seeking indemnification pursuant to the preceding two paragraphs (an "Indemnified Party"). Counsel for the Indemnified Party shall be selected by the Indemnified Party and will be permitted to participate in the defense of such action at the Surviving Corporation's expense.

     If, after the Effective Time, Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, in each such case, proper provisions shall be made so that successors and assigns of Parent or the Surviving Corporation, as case may be, shall assume all of the foregoing with respect to indemnification.

     Certain Employee Matters. The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation and its respective subsidiaries will honor, and Parent will cause the Surviving Corporation to honor, in accordance with their terms all existing employment and severance agreements between the Company or any of its subsidiaries and any officer, director or employee of the Company or any of its subsidiaries, to the extent the same shall have been previously disclosed to the Purchaser, and all benefits or other amounts earned or accrued to the extent vested or which become vested in the ordinary course through the Effective Time under all employee benefit plans of the Company and any of its subsidiaries.

     Amendment. To the extent permitted by applicable law, the Merger Agreement may be amended by action taken by or on behalf of the Board of Directors (by action of a majority of the Continuing Directors if such amendment occurs following the election or appointment of Parent's designees, if applicable) and the Purchaser at any time before or after adoption of the Merger Agreement by the stockholders of the Company but, after any such stockholder approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of the Company's stockholders thereunder without the approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

     Timing. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by the Purchaser pursuant to the Offer. Although Parent has agreed to cause the Merger to be consummated on the terms contained in the Merger Agreement, there can be no assurance as to the timing of the Merger.

  GKN plc Guarantee. GKN plc has agreed pursuant to the Merger Agreement to guarantee the obligations of Parent and the Purchaser thereunder.

STOCKHOLDER AGREEMENTS

     The following is a summary of the material terms of the agreements entered into by the Purchaser with CVC (the "CVC Agreement") and with Messrs. Carreras, LeVault, Kestner, Campbell, Roj, Volpe, Putney, Hochreiter, McLean and Heitzenrater (the "Selling Stockholders") on April 29, 1997. This summary is qualified in its entirety by reference to the CVC Agreement and to the form of individual agreement entered into with the Selling Stockholders (the "Stockholder Agreements"), copies of which have been filed with the Commission as Exhibits (c)(2) and (c)(3), respectively, to the Schedule 14D-1, and which are incorporated herein by reference.

     CVC Agreement. Pursuant to the CVC Agreement, CVC agreed to sell to the Purchaser in the Offer all of its 3,446,706 Shares (representing approximately 33.1% of the outstanding Shares on a fully diluted basis), provided that the Merger Agreement is not terminated.

     Stockholder Agreements. Pursuant to the Stockholder Agreements, the Selling Stockholders have agreed to tender to the Purchaser all of the 1,242,155 Shares beneficially owned, in the aggregate, representing approximately 11.9% of the outstanding Shares on a fully diluted basis pursuant to the Offer no later than the third business day following the commencement of the Offer and not to withdraw any Shares tendered into the Offer during the term of the Merger Agreement. The Stockholder Agreements also provide that, during the time the Stockholder Agreements are in effect, the Selling Stockholders will vote all of their Shares (i) in favor of the Merger, the Merger Agreement and any of the transactions contemplated by the Merger Agreement and (ii) against any action or agreement that would impede, interfere with or attempt to discourage the Offer or the Merger, or would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement. The Stockholder Agreements further provide that, in the event the Selling Stockholders fail to vote all of the Shares in the manner described in the preceding sentence, the Purchaser will be irrevocably appointed the proxy of the Selling Stockholders pursuant to Section 212 of the Delaware Law.

     If, after April 29, 1997, the Selling Stockholders exercise any options to purchase Shares, the Stockholder Agreements are applicable to all of the Shares issued upon such exercise (the "Additional Shares") as if such Additional Shares had been issued and outstanding as of April 29, 1997; provided, however, that the Additional Shares shall be tendered no later than the second business day following such exercise. The Stockholder Agreements further provide that, in the event a Selling Stockholder does not exercise any or all of his or her options to purchase Shares sufficiently in advance of the expiration of the Offer to permit the tender of such Additional Shares issued upon such exercise prior to the expiration of the Offer, the Selling Stockholder will not exercise such options, and such options will be acquired by the Company in consideration of a cash payment as set forth in the Merger Agreement.

     The Stockholder Agreements will terminate on the earlier of (i) the date on which the Purchaser purchases all of the Shares pursuant to the Offer and (ii) the date on which notice is given, or publication of a press release or other announcement is made, by the Purchaser, the Company or the Purchaser and the Company, jointly, that it or they, as the case may be, has or have terminated the Merger Agreement in accordance with its terms (which notice or publication will be operative for all purposes of terminating the Stockholder Agreements, without further action).

     The Stockholder Agreements contain various customary representations and warranties by the Selling Stockholders, including those relating to title to the Shares being sold and authority to execute, deliver and perform the Stockholder Agreements. The Stockholder Agreements also contain various customary representations and warranties by Parent and the Purchaser, including those relating to the authority to execute, deliver and perform the Stockholder Agreements, among others.

  Confidentiality Agreement

     Pursuant to an agreement dated as of April 29, 1997 (the "Confidentiality Agreement") between the Company and GKN plc, the Company has supplied GKN plc with certain confidential, non-public information about the Company. GKN plc has agreed in the Confidentiality Agreement that it, together with its directors, officers, employees, agents, lenders, partners and representatives, will keep confidential all such information supplied by the Company and that, among other things, if discussions relating to a possible acquisition of the Company by GKN plc are abandoned by the parties, GKN plc will not, without the consent of the Company, enter into or propose to enter into any business combination, acquisition or other transaction relating to the Company or acquire or offer to acquire any securities of the Company or seek or offer to control or influence the management, Board of Directors or policies of the Company (collectively, the "Standstill Provisions") until October 29, 1998. If such discussions are abandoned by the parties, the Company has agreed to waive certain of the Standstill Provisions prior to entering into an agreement with a third party (other than Parent or the Purchaser) pursuant to which such third party would acquire all or substantially all of the stock or assets of the Company in order to permit GKN plc to make a proposal with respect to such a transaction. The Confidentiality Agreement is incorporated herein by reference and a copy of it has been filed with the Commission as Exhibit (c)(4) to the
Schedule 14D-1.

     OTHER MATTERS

     Section 203 of the Delaware Law. Section 203 of the Delaware Law limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder's becoming an "interested stockholder". On April 29, 1997, the Board of Directors approved the Offer, the Stockholder Agreements, the CVC Agreement and the Merger for purposes of Section 203, and, therefore, Section 203 is inapplicable to the Merger.

     Appraisal Rights. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Section 262 of the Delaware Law to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

     If any holder of Shares who demands appraisal under Section 262 of the Delaware Law fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the Delaware Law, the Shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to Parent of a written withdrawal of his demand for appraisal and acceptance of the Merger.

     Failure to follow the steps required by Section 262 of the Delaware Law for perfecting appraisal rights may result in the loss of such rights.

     Rule 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act ("Rule 13e-3"), which is applicable to certain "going private" transactions. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

     Parent believes that Rule 13e-3 will not be applicable to the Merger because of the exemption afforded by Rule 13e-3(g)(1), among other things. However, under certain circumstances, Rule 13e-3 could be applicable to the Merger or other business combination in which Parent seeks to acquire the remaining Shares it does not beneficially own following the purchase of Shares pursuant to the Offer. For example, if the Merger as consummated is not substantially similar to the Merger as described in this Offer to Purchase and the Merger Agreement, Rule 13e-3 could apply. However, the terms and conditions of the Merger are governed by the Merger Agreement, and any amendment to the Merger Agreement must be approved by each party thereto. If Parent has exercised its right to appoint directors to the Board of Directors following its purchase of Shares pursuant to the Offer, any such amendment must be approved on behalf of the Company by a majority of the directors of the Company then in office who have not been designated by Parent.

     There can be no assurance that the Merger will take place, even though each party has agreed in the Merger Agreement to use its best efforts to cause the Merger to occur, because the Merger is subject to certain conditions, some of which are beyond the control of either the Purchaser or the Company.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     BACKGROUND

     In recent years, the Company has pursued a growth strategy based on the opportunistic acquisition of assets or companies involved in the pressed powder metal parts industry, including its recent acquisition of Powder Metal Holding, Inc. and Krebsoge Sinterholding GmbH. In connection with such strategy, the Company routinely reviews acquisition candidates and explores other joint venture and similar arrangements with other companies.

     In November 1996, a representative of the Company met with representatives of GKN plc in Detroit, Michigan to discuss possible benefits that might arise from a combination of the powder metallurgy business of GKN plc with that of the Company or the possible acquisition of the Company by GKN plc. On November 19, 1996, the Company entered into a Confidentiality Agreement, pursuant to which the Company agreed to treat as confidential certain information provided to it by or on behalf of GKN plc.

     Discussions relating to a possible acquisition of the Company by GKN plc did not continue beyond November 1996. However, during the period from December 1996 through early April 1997, the Company and GKN plc engaged in preliminary discussions from time to time exploring possible joint venture and similar arrangements relating to their respective powder metallurgy businesses, but no agreements were reached. A series of discussions also took place during this period between GKN plc and CVC regarding a possible transaction involving the businesses and CVC's intentions with respect to its investment in the Company.

     On April 10 and 11, 1997, representatives of the Company met with representatives of GKN plc in London, England to continue discussions concerning a possible transaction involving the two powder metallurgy businesses. Agreement could not be reached. The acquisition of the Company as an alternative was then discussed. A representative of CVC joined the meeting. The Company's business, valuation parameters and general terms and conditions of a possible transaction were discussed, including GKN plc's requirement that certain principal stockholders sign agreements providing for the sale of Shares to GKN plc in an acquisition.

     On April 16, 1997, representatives of the Company, CVC and GKN plc met in New York to further discuss the possibility of the acquisition of the Company by GKN plc.

     Between April 22 and April 24, 1997, meetings were held by representatives of the Company and GKN plc with respect to the form of a possible offer, the agreements required and clarification of open items to be finalized. On April 24, 1997, the Board met to discuss the status of a possible transaction and was briefed by representatives of the Company and engaged Morgan Stanley to assist the Company in its evaluation of a possible transaction with GKN plc. At such meeting, the Company's management apprised the Board of the start of negotiations and presented the Board with the various terms and conditions that remained subject to negotiation. On April 25, 1997, the Board of Directors of GKN plc approved the acquisition of the Company and appointed a Committee of the Board to further negotiate and finalize terms.

     Negotiations between representatives of GKN plc and the Company continued with respect to the terms of the acquisition and the Stockholder Agreements. On April 27, 1997, the Board again met to discuss the developments in the negotiations. At that meeting, the Board heard presentations from Company's management, its legal counsel and Morgan Stanley counsel concerning the Company, its financial condition, results of operations, business and prospects and the terms of the Merger Agreement, the Stockholder Agreements and the transactions contemplated thereby. The Board discussed the proposed terms of the Merger Agreement and the Stockholder Agreements, particularly those provisions relating to the ability of the Board to pursue alternative proposals. The Board also discussed the terms of the proposed agreements for the Company's executive officers and other key employees.

     The Board met again on April 29, 1997. The Board heard a further presentation from Morgan Stanley concerning the Company, its historical stock price performance and its financial condition, results of operations, business and prospects. The Board discussed with Morgan Stanley and management of the Company various matters raised in the implementation of the Company's current strategic plan, the likely timing of realization of benefits from such implementation, the competitive environment in which the Company operates and the likelihood of GKN plc or a third party being willing to pay more than $37.00 per share for the Company. Morgan Stanley rendered its oral opinion, subsequently confirmed in writing (the "Morgan Stanley Opinion"), that, based upon and subject to certain considerations and assumptions, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. Copies of the Morgan Stanley Opinion containing the assumptions made, procedures followed, matters considered and limits of its review is attached hereto as Annex A and is incorporated herein by reference. THE FULL TEXT OF SUCH OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT.

     The Board then heard a further presentation from the Company's legal counsel concerning the terms and conditions of the Merger Agreement, the Stockholders Agreement, the terms of the proposed employment and severance agreements for the Company's executive officers and certain key employees, and the other instruments under consideration. The Board discussed the likely timing of the transaction and the conditions to consummation of the Offer, the right of the Board to terminate the Merger Agreement to accept a superior proposal after paying a termination fee of $12 million and expenses not to exceed $4 million and the other principal terms of the Merger Agreement and the Stockholder Agreements. Thereafter, the Board unanimously approved and adopted the Merger Agreement, approved the Offer, the Merger, the Stockholder Agreements and the transactions contemplated by the Merger Agreement and the Stockholder Agreements and determined that the terms of the Offer and the Merger were fair and in the best interests of the stockholders of the Company and recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

     Negotiations continued thereafter, culminating in GKN plc and the Company agreeing upon a form of Merger Agreement and a form of Stockholder Agreement. The Merger Agreement and various Stockholder Agreements were executed and the transactions were publicly announced on April 30, 1997.

     RECOMMENDATION OF BOARD

     At its meeting held on April 29, 1997, as discussed above, the Board unanimously approved and adopted the Merger Agreement, approved the Offer, the Merger, the Stockholder Agreements and the transactions contemplated by the Merger Agreement and determined that the terms of the Offer and the Merger were fair to and in the best interest of the stockholders of the Company and recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer. In making its recommendations to the stockholders of the Company with respect to the Offer and the Merger, the Board considered a number of factors, including the following:

          Financial Condition, Results of Operations, Business and Prospects of the Company. The Board considered the financial condition, results of operations, business and prospects of the Company, including its prospects if it were to remain independent. The Board discussed the Company's current strategic plan for aggressive expansion, including the costs of such plan and the risks for the Company involved in its implementation. The Board also discussed the competitive environment in which the Company operates.

          Other Potential Transactions. The Board also considered information provided by Morgan Stanley and the Company's management regarding alternative transactions and other potential acquirors of the Company. The Board noted that none of the potential acquirors that had been identified by the Company's management and Morgan Stanley had made any proposals or offers for the Company, and that the Company had not solicited any such offers. The Board noted, however, that GKN plc, by virtue of its ownership of powder metallurgy operations in Europe and the United States, could realize very substantial operating synergies from an acquisition of the Company. Moreover, the Board noted that

     GKN plc would benefit from a different accounting treatment for goodwill than similar U.S. companies. The Board also noted that the Merger Agreement would permit the Company to terminate the Merger to accept a superior proposal from a third party (subject to payment of the $12 million termination fee).

          Historical Stock Price Performance. The Board reviewed the historical stock price performance of the Company and noted that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger would represent a premium of approximately 37% over the closing price of the Shares on the New York Stock Exchange on the day before the announcement of the Offer, a 54% premium over the offering price of the Shares in the Company's public offering consummated March 6, 1997 and 32% premium over the 30-day average closing price for the Shares. The Board also noted that the Company's stock does not have a significant public float, and therefore even if the price of the Shares increased significantly, the lack of public float would negatively affect the ability of shareholders to fully realize such price increase.

          Morgan Stanley Presentations. The Board took into account the presentations and advice of Morgan Stanley with respect to the financial and other terms of the Offer and the Merger and the Morgan Stanley Opinion as of the date of its opinion that the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. The Board considered the presentations of Morgan Stanley in connection with such opinion as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger. In connection with the preparation of its opinion, Morgan Stanley informed the Board that it had (a) analyzed certain publicly available financial statements and other information of the Company and GKN plc; (b) analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company; (c) analyzed and discussed certain financial projections prepared by the management of the Company; (d) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company; (e) reviewed the reported prices and trading activity for the Shares; (f) compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities;
     (g) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (h) reviewed the Merger Agreement and certain related documents; and (i) performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

          A copy of the Morgan Stanley Opinion is attached as Annex B to this Statement and is incorporated herein by reference. Holders of Shares should read the Morgan Stanley Opinion in its entirety for a description of procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by Morgan Stanley. In considering such opinion, the Board was aware that upon delivery thereof, Morgan Stanley became entitled to certain fees described in Item 5 hereof in connection with its engagement by the Company and that, in addition, Morgan Stanley expressed no opinion or recommendation as to whether the shareholders of the Company should accept the Offer and the Merger.

          Terms and Conditions of the Offer and the Merger. The Board also considered the terms and conditions of the Offer and the Merger Agreement including the fact that the Offer is not subject to financing but is subject to minimum tender conditions and that it contemplates the payment or reimbursement to Parent, under certain circumstances and subject to certain limits, of certain fees and expenses; in analyzing the conditions, the Board considered, among other things, the risk of the Offer's non-consummation; in assessing the termination fees, the Board considered the likelihood of any third party making a proposal for a third party transaction and that the effect of the termination fee would be to increase by the amount of such termination fee the costs to a third party of acquiring the Company. The Board noted that the transaction was being structured as a cash tender offer for all Shares, and it would permit all holders of Shares to participate on the same basis. The Board considered that CVC, as principal stockholder, was committing to the transaction but was not being afforded any preferential treatment in connection with the Offer and the Merger. The Board also considered the terms of the CVC

     Agreement and the Stockholder Agreements, including the fact that such agreements would terminate if the Merger Agreement terminated, thus enabling the Board's to pursue a superior proposal from a third party.

          Other Considerations. The Board also considered the financial ability of the Parent to consummate the Offer and the Merger and the guaranty of GKN plc related thereto; the possible impact of the Offer and the Merger and of alternatives thereto on the Company's business and prospects; and the fact that following the consummation of the Offer and the Merger, the current shareholders of the Company will no longer be able to participate in any increases or decreases in the value of the Company's business and profits.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Morgan Stanley has been retained by the Company to act as financial advisor to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated April 4, 1997, between the Company and Morgan Stanley, the Company has agreed to pay Morgan Stanley a fee of $900,000. In addition, the Company has agreed to reimburse Morgan Stanley for certain out-of-pocket expenses, if any, whether or not any transaction is consummated, and to indemnify Morgan Stanley and certain related persons against certain liabilities in connection with their engagement.

     Morgan Stanley has provided certain investment banking services to the Company from time to time for which it has received customary compensation. In the ordinary course of its business, Morgan Stanley may trade the equity securities of the Company for its own account and for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the stockholders of the Company on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transaction in Shares have been effected by the Company or, to the Company's knowledge, by any executive officer, director or affiliate of the Company, other than the Company's public offering of 2,530,000 shares of Class A Common Stock made pursuant to a Prospectus dated March 6, 1997.

     (b) To the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each of the Company's executive officers and directors currently intends to tender all Shares over which he has sole dispositive power pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) As described under Item 4 above, the Company has agreed in the Merger Agreement not to engage in certain activities in connection with any proposal to engage in a business combination with, or acquire an interest in or assets of, the Company.

     Except in accordance with the terms of the Merger Agreement, in connection with the exercise of fiduciary duties as advised by counsel as described under
Item 4 hereof and except as described in this Statement, the Company does not presently intend to undertake any negotiations in response to the Offer which relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

    Exhibit 1:     Agreement and Plan of Merger, dated as of April 29, 1997, among GKN Powder
                   Metallurgy Holdings, Inc., GKN Powder Metallurgy, Inc. and Sinter Metals,
                   Inc. (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 of
                   GKN Powder Metallurgy Holdings, Inc. and GKN Powder Metallurgy, Inc. filed with the Securities and Exchange Commission on May 2, 1997 (the "Schedule
                   14D-1")).
    Exhibit 2:     Agreement, dated as of April 29, 1997, by and between Citicorp Venture
                   Capital, Ltd. and GKN Powder Metallurgy, Inc. (incorporated by reference to
                   Exhibit (c)(2) of the Schedule 14D-1).
    Exhibit 3:     Form of Stockholder Agreement for Individuals, dated as of April 29, 1997, by and between GKN Powder Metallurgy, Inc. and each of Ronald G. Campbell,
                   Joseph W. Carreras, E. Joseph Hochreiter, Michael T. Kestner, Donald L.
                   LeVault, Mary Lynn Putney, William H. Roj, Charles E. Volpe, Richard A.
                   McLean and Gregory T. Heitzenrater (incorporated by reference to Exhibit
                   (c)(3) of the Schedule 14D-1)
    Exhibit 4:     Form of letter dated May 2, 1997, to be sent to the stockholders of Sinter
                   Metals, Inc.*
    Exhibit 5:     Letter, dated April 29, 1997, between Joseph W. Carreras and GKN Powder
                   Metallurgy Holdings, Inc.
    Exhibit 6:     Employment Agreement, dated as of April 29, 1997, between Sinter Metals,
                   Inc. and Joseph W. Carreras.
    Exhibit 7:     Form of Severance Agreement, dated as of April 29, 1997, between Sinter
                   Metals, Inc. and each of Michael T. Kestner, Ronald G. Campbell, Alex G.
                   Garcia, Jr. and Ian B. Hessel.
    Exhibit 8:     Form of Severance Agreement, dated as of April 29, 1997, between Sinter
                   Metals, Inc. and each of Gregory T. Heitzenrater, Joseph A. Newton, Beth A.
                   Packo, Kristin Maclellan, Gloria S. Sturghill and Suzanne Paulett.
    Exhibit 9:     Confidentiality Agreement, dated as of April 28, 1997, between Sinter
                   Metals, Inc. and GKN plc (incorporated by reference to Exhibit (c)(4) of the
                   Schedule 14D-1).
    Exhibit 10:    Offer to Purchase dated May 2, 1997 (incorporated by reference to Exhibit
                   (a)(1) of the Schedule 14D-1).**
    Exhibit 11:    Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of the
                   Schedule 14D-1).**
    Exhibit 12:    Form of Waiver, dated as of April 29, 1997, executed by each of Charles E.
                   Volpe, William H. Roj, Mary Lynn Putney, David Y. Howe and E. Joseph
                   Hochreiter.
    Exhibit 13:    Form of Letter to Participants in Sinter Metals, Inc.'s Savings Plan.*

    Exhibit 14:    Option Agreement, dated as of April 29, 1997, by and between Sinter Metals,
                   Inc. and Joseph W. Carreras.
    Exhibit 15:    Page 8-9 of Sinter Metals, Inc.'s Proxy Statement for its 1997 Annual
                   Meeting of Shareholders.

---------------

 * Copy sent to stockholders of the Company.

** Included in the Offer to Purchase Materials being mailed to Company stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

                                          SINTER METALS, INC.

                                          By /s/ JOSEPH W. CARRERAS

                                            ------------------------------------
                                            Name: Joseph W. Carreras
                                            Title: Chairman and Chief Executive
                                             Officer
Dated: May 2, 1997

                                                                         ANNEX A

                                                   MORGAN STANLEY & CO.
                                                   INCORPORATED
                                                   1585 BROADWAY
                                                   NEW YORK, NEW YORK 10036
                                                   (212) 761-4000

                                                   April 29, 1997

Board of Directors
Sinter Metals, Inc.
50 Public Square, Suite 3200
Cleveland, OH 44113

Members of the Board:

     We understand that Sinter Metals, Inc. ("SNM" or the "Company"), GKN plc ("Buyer") and GKN Acquisition Corp., a wholly owned subsidiary of Buyer ("Acquisition Sub") intend to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated April 29, 1997 (the "Merger Agreement") which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $.001 per share (the "Common Stock") of SNM for $37 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into SNM. Pursuant to the Merger, SNM will become a wholly owned subsidiary of Buyer and each outstanding share of Common Stock, other than shares held in treasury or held by Buyer or any affiliate of Buyer or as to which dissenters' rights have perfected, will be converted into the right to receive $37 per share in cash. We also understand that certain shareholders of SNM intend to enter into shareholder agreements substantially in the form of the draft dated April 29, 1997, in which the shareholders agree to tender pursuant to and in accordance with the Tender offer all owned shares (collectively, the "Shareholder Agreements"). The shareholders who are parties to these agreements will receive the same per share consideration to other shareholders who have tendered their shares. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have:

     (i) analyzed certain publicly available financial statements and other information of the Company and the Buyer:

     (ii) analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

     (iii) analyzed and discussed certain financial forecasts and targets related to the Company with the management of the Company;

     (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

     (v)   reviewed the reported prices and trading activity for the Common
           Stock;

     (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (viii) reviewed the Merger Agreement and the Shareholder Agreement and certain related documents; and

     (ix) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. For purposes of rendering this opinion, we have assumed that the financial forecasts and targets discussed with the management of the Company reflect the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets, nor did we receive any indication of interest in such acquisition from any party other than the Buyer.

     We have been engaged to render this opinion to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. In particular, in March 1997, Morgan Stanley & Co. and its affiliates acted as lead manager of an underwriting syndicate in connection with the public offering of Common Stock by the Company and received a customary underwriting discount as compensation for the rendering of such activity. In addition, in the past, Morgan Stanley & Co. and its affiliates have provided financial advisory and financing services for the Buyer and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in connection with the Tender Offer and the Merger. In addition, we express no opinion and make no recommendation as to whether the stockholders of the Company should accept the Tender Offer.

     Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By: /s/ Jonathan G. Morphett

                                            ------------------------------------
                                            Jonathan G. Morphett
                                            Principal

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